UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On December 17, 2025, the compensation committee of the board of directors of SOLOWIN HOLDINGS (the “Company”) granted an aggregate of 578,900 options to purchase Class A ordinary shares of the Company, par value US$0.0001 per share, at an exercise price of US$4.00 per share (the “Options”) to certain directors, executive officers and employees of the Company pursuant to the Company’s Amended and Restated 2023 Equity Incentive Plan. Of these Options, 60,000 were granted to Lili Liu, the Chief Financial Officer of the Company.

The Options vest in equal quarterly installments, with the first vesting date occurring on March 1, 2026 and the final vesting date occurring on December 1, 2028.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-275337) and Form F-3 (File Nos. 333-282552 and 333-290894), to the extent not superseded by any subsequently filed or furnished documents or reports of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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